STET Hellas Telecommunications SA

STET HELLAS 9-MONTHS 2002 SUMMARY FINANCIAL RESULTS
NET INCOME UP 67.8%
EBITDA MARGIN AT 35.1% OF SERVICE REVENUES
ABSOLUTE EBITDA IMPROVES 27.5%
SERVICE REVENUES INCREASED 27.7%

ATHENS, November 5, 2002 - STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced strong financial results for the nine months ended September 30, 2002.

Revenues from telecommunications services increased by 27.7% year-on-year to € 488.2 million, representing 96.9% of total revenues. Total revenues reached € 503.7 million in the period, an increase of 27.0% year-on-year.

The increase in revenues was mainly driven by:

•	continued strong improvement in outgoing traffic revenues that were positively affected by a 27.8% year-on-year increase in average outgoing traffic, as a result of a greater portion of high-end, high-yielding subscribers in our customer base.

•	revenues from mobile-to-mobile interconnection charges.

As a result, blended ARPU for the period increased by 3.5% to € 24.3, versus € 23.4 in the first nine months of 2001.

EBITDA (operating profit before depreciation & amortization) for the period was € 171.5 million, increasing 27.5% year-on-year.

The nine-month EBITDA margin on total revenues reached 34.0% while the EBITDA margin over service revenues in the corresponding period stood at 35.1%.

Operating income for the period was € 98.9 million or 20.3% of service revenues.

The company’s earnings before taxes for the nine-months of 2002 were € 87.2 million, representing 17.9% of service revenues.

Net income for the period increased 67.8%, reaching € 52.7 million or 10.8% of service revenues versus € 31.4 million, or 8.2% of service revenues in the corresponding period of last year.

Net financial debt decreased to € 304.7 million, from € 324.1 at the end of 2001.

The summary financial results are consolidated un-audited figures based on US GAAP.

“We are pleased to present you with the 9-Months 2002 results, which yet again demonstrate our ability to deliver profitable customer growth and

STET Hellas Telecommunications SA

consistent improvement in our operating and financial performance,” stated Mr. Nikolaos Varsakis, Managing Director and Chief Executive Officer of STET Hellas. “In the Greek telecom environment which presents new opportunities and increased challenges, STET Hellas is pursuing a clear-set strategy towards long-term profitability improvement and commits to continue its efforts to secure further growth and improved stakeholders value through innovation, enhanced distribution and infrastructure expansion.”

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STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.3 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.